Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Alpha Natural Resources, Inc.

Exchange Act File Number of

Subject Company: 1-32423

On July 16, 2008, Alpha Natural Resources, Inc. (“Alpha”) sent its employees the following document regarding the acquisition by Cleveland-Cliffs Inc. (“Cleveland Cliffs”) of Alpha:

FACTS ABOUT OUR NEW COMPANY

Who is Cleveland-Cliffs, Inc?

Cleveland-Cliffs is an international mining company that has been doing business for more than 160 years. It is the largest producer of iron ore pellets in North America, and a major supplier of metallurgical coal to the global steelmaking industry with operations on three continents. The North American business unit operates five iron ore mines in Michigan and Minnesota, and three coking coal mines in West Virginia and Alabama. Portman Limited, the company’s Australian iron ore operation, provides direct-shipping ores to Asian markets.

Why is Alpha merging with Cleveland-Cliffs, Inc?

Alpha has been looking for growth opportunities that add value to its shareholders and its employees. The merger of Cleveland-Cliffs, Inc and Alpha Natural Resources was an excellent way to grow the company, add opportunity for employees, and enhance value for shareholders.

Alpha and Cleveland-Cliffs also share a philosophy recognizing that the processing of the earth’s mineral resources must be accomplished in a responsible manner that minimizes impacts on the environment and the community.

What does the deal look like to the market?

The combined companies will have an annual production capacity in excess of 30 million tons of iron ore and 20 million tons of metallurgical coal. We will also produce nearly 17 million tons of thermal coal.

When will the deal close?

The acquisition is not expected to close until the end of 2008. For now, we remain two separate companies, and you should conduct business under our usual Alpha identity until Investor Relations and Corporate Communications provides additional instruction.

What will the new company look like?

The Global Headquarters of Cliffs Natural Resources will continue to reside in Cleveland, OH as well as the iron ore company, while the coal management office will reside in Abingdon, VA.

Joe Carrabba will serve as Chairman and CEO of the new combined company, Cliffs Natural Resources. Mike Quillen, Alpha’s Chairman and CEO, will serve as a non-executive Vice Chairman, continuing to provide leadership to the coal team.

Kevin Crutchfield will be President of the coal business, leading us into the future.

The Alpha structure, as the lead coal management team for the new company, will remain the same, as well as business unit relations.

What is the impact on the mine and plant locations?

There will be no interruption in mine production or product quality, and we expect to retain current service levels. Since we are combining two highly complementary operations, we do not expect our customers will experience any change as a result of the acquisition.

How will this transaction affect employees, including compensation and benefits?

Your Alpha compensation and benefits will remain substantially the same, if not have an opportunity to improve.

Alpha expects business as usual – the “Running Right” way of doing things.

By combining our businesses and our people, we will create a North American leader in natural resources with even more opportunity to grow in the future.

We will seek every possible way to provide greater opportunities for jobs, compensation and benefits through this combination.

We’ll continue to offer some of the best benefits in the industry, and hope to use our new purchasing power as a much larger company to provide the best benefits package possible. Our recent Employee Appreciation Package is just one indication of how important it is to take care of our employee family.

What will this mean to our Running Right method?

Cleveland-Cliffs is an ideal match for Alpha in regards to our shared core values, protecting the occupational health and welfare of each employee by designing and implementing best-in-class safety standards and practices in the workplace, such as Alpha’s Running Right programs.

Is this a “done” deal?

Although we have entered into a definitive merger agreement with Cleveland-Cliffs, the acquisition is still subject to approval by each company’s shareholders, along with the satisfaction of customary closing conditions and regulatory approvals.

What happens to my Alpha stock?

You may hold your stock or between now and closing (in 4 – 6 months), you may sell or transfer your stock as any other shareholder in the Company. Should you chose to hold on to your stock, it will convert to Cliff shares at a ratio of .95 Cliff shares per 1 share Alpha and cash of 22.23 dollars, depending upon closing share cost on the date of close.

Example of how this works:

If you have 25 shares of ANR stock and sold it today, you would get:

25 times the share price of ANR stock

For this example – as of July 15 the closing price of ANR stock was $94.92.

25 X $94.92 = $2,373.00

If we closed this deal and your ANR shares were converted to Cliff (CLF) shares:

Using July 15 closing prices of $111.46 for Cliff (CLF) shares and $94.92 for

ANR shares, you would get:

25 ANR share times $22.23/share or $555.75 in cash

PLUS

25 ANR shares times .95 conversion ratio of CLF stock

or 23.75 shares of CLF stock times at $111.46

23.75 X $111.46 = $2,647.18

$555.75 + $2,647.18 = $3,202.93

We will make every effort to keep you up-to-date on important developments and progress throughout this process.

Solid geographic footprint

Cliffs Asia Pacific

Portman Cockatoo Island
Sonoma
Portman Koolyanobbing

Cliffs North America

Northshore Mining
Hibbing Taconite
United Taconite
Empire Mine
Tilden Mine
Cliffs Corporate Headquarters
AMFIRE
Brooks Run
Kingwood
Welch
Enterprise
Paramont
Pinnacle Complex
Pinnacle Mine
Green Ridge Mine
Dickenson - Russell
Callaway
Oak Grove Mine

Cliffs Latin America

Amapa Project

Iron ore assets

Coal assets

Source: Company

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company’s control; environmental laws, including those directly affecting coal mining production, and those affecting customers' coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company’s assumptions concerning economically recoverable coal reserve estimates; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each of Cleveland-Cliffs’ and Alpha’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants In Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.